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Press Release                                           Corporate Headquarters
for more information contact:                           10708 W. Janesville Road
Michael J. Falbo                                        Hales Corners, WI  53130
Telephone:  (414) 425-1600                              Nasdaq Symbol: SFSW
Facsimile:  (414) 425-8939


                 STATE FINANCIAL SERVICES CORPORATION ANNOUNCES
                    PRELIMINARY RESULTS OF SELF-TENDER OFFER


     Hales Corners, Wisconsin, (December 9, 2002) - State Financial Services Corporation (Nasdaq: SFSW) announced today the preliminary results of its successful, modified Dutch Auction tender offer, which expired at 5:00 p.m., New York City time, on Friday, December 6, 2002.

     Based on the preliminary count by the depositary for the tender offer, 717,530 shares of common stock (which includes 33,028 shares tendered through guaranteed delivery procedures) were properly tendered and not withdrawn. This number is in excess of the 700,000 shares State had offered to purchase. State has determined to exercise its right, as set forth in the offer to purchase, to purchase the additional 17,530 shares tendered in the offer in lieu of prorating the number of shares to be purchased. All tendered shares will be purchased at $16.50 per share. The actual number of shares to be purchased is subject to final confirmation and the proper delivery of all shares tendered and not properly withdrawn (including shares tendered pursuant to guaranteed delivery procedures). It is currently expected that payment of all shares purchased will be made on December 12, 2002.

     The tender offer began on November 1, 2002. Under the terms of the tender offer, State offered to purchase up to 700,000 shares of its common stock within a price range of $14.00 per share to $16.50 per share (with the ability to purchase up to an additional 2% of the outstanding shares, as desired). Based on the preliminary results, the value of the shares to the purchased will be approximately $11,839,245. The preliminary number of shares to be purchased represents approximately 9.4 percent of State's 7,662,676 shares outstanding on November 30, 2002.

     Any questions with regard to the tender offer may be directed to D. F. King & Co., Inc., the Information Agent, at 800-848-3402. The Dealer Manager for the tender offer was Sandler O'Neill & Partners, L.P.

     State may, in the future, purchase additional shares of its common stock pursuant to its previously announced stock repurchase program, although State and its affiliates are prohibited from purchasing shares until at least ten business days after December 6, 2002.

     State operates State Financial Bank, National Association through 26 locations in southeastern Wisconsin and northeastern Illinois. Through its banking network, State provides commercial and retail banking products, long-term fixed-rate secondary market mortgage origination and brokerage activities.